Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to The Hain Celestial Group, Inc. Amended and Restated 2002 Long Term Incentive and Stock Award Plan of our reports dated August 31, 2006, with respect to the consolidated financial statements and schedule of The Hain Celestial Group, Inc. and Subsidiaries included in its Annual Report (Form 10-K) for the year ended June 30, 2006, The Hain Celestial Group Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Hain Celestial Group, Inc. and Subsidiaries, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Melville, New York
January 24, 2007